

January 29, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of each of: Impax Global Infrastructure ETF, a series of IMPAX FUNDS SERIES TRUST I, under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Martin]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com